SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A
)
                              (AMENDMENT NO. 1)(1)

                               Tristar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89674U101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Phillip A. Quatrini
                                 Bryan Cave LLP
                700 Thirteenth Street, NW, Washington, D.C. 20005
                                 (202) 508-6000
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on the following pages)

                                 (Page 1 of 6)

-----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89674U101                                            Page 2 of 6 Pages
                                       13D
                                AMENDMENT NO. 1

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Ibrahim Ahmed Al-Musbahi
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF, AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

NUMBER OF SHARES   -------------------------------------------------------------
                   8  SHARED VOTING POWER
BENEFICIALLY
                      1,700,000 shares
OWNED BY EACH      -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10 SHARED DISPOSITIVE POWER

                      1,700,000 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,700,000 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89674U101                                            Page 3 of 6 Pages
                                       13D
                                AMENDMENT NO. 1

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Ahmed Ibrahim Al-Musbahi
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF, AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

NUMBER OF SHARES   -------------------------------------------------------------
                   8  SHARED VOTING POWER
BENEFICIALLY
                      1,700,000 shares
OWNED BY EACH      -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10 SHARED DISPOSITIVE POWER

                      1,7000,000 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,7000,000 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89674U101                                            Page 4 of 6 Pages
                                      13D
                                AMENDMENT NO. 1

    This Amendment No. 1 to the Schedule 13D, dated June 23, 1997, filed with the Securities and Exchange Commission by Ibrahim Ahmed Al-Musbahi and Ahmed Ibrahim Al-Musbahi and relates to shares of Common Stock of Tristar Corporation, a Delaware corporation, hereby amends Items 1, 3, 5 and 6 of the Schedule 13D.


Item 1.  Security and Issuer.

         This statement relates to the acquisition on April 22, 1998, of 700,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Tristar Corporation, formerly known as Ross Cosmetics Distribution Centers, Inc. (the "Issuer") from the Core Sheath Families, Starion International Limited and Transvit Manufacturing Corporation by Ibrahim Ahmed Al-Musbahi and Ahmed Ibrahim Al-Musbahi. The Common Stock trades on the NASDAQ National Market System. The Issuer is a Delaware corporation and has its principal executive offices located at 12500 San Pedro Avenue, Suite 500, San Antonio, TX 78216.


Item 3.  Source and Amount of Funds or Other  Consideration

         The funds used in making the purchase were obtained from the personal resources of Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi. The consideration for the purchase was $4.375 million payable as follows: (i) $3.5 million was payable on or before April 30, 1998; (ii) $400,000 payable on or before August 31, 1998; and (iii) $475,000 payable on or before December 31, 1998.


Item 5.  Interest in Securities of the Issuer.

         (a) The total number of shares of Common Stock beneficially owned is 1,700,000. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 10.2% of the outstanding shares of Common Stock.

         (b) Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi share the power to vote or direct the vote and power to dispose or direct the disposition of all such shares.

         (c) Except for the transaction reported herein, neither Mr. Ibrahim Al-Musbahi nor Mr. Ahmed Al-Musbahi has effected any transaction in the Common Stock in the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Messrs. Al-Musbahi.

CUSIP NO. 89674U101                                            Page 5 of 6 Pages
                                      13D
                                AMENDMENT NO. 1

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi have agreed to confer with each other prior to any disposition or voting of the shares of the Common Stock. Except for the understanding between Messrs. Al-Musbahi and the Agreement for Sale and Transfer with the Core Sheath Families dated April 22, 1998, neither has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         1. Written Agreement of the Reporting Persons as required by Rule 13d-1(f), relating to the filing of this statement on Schedule 13D.

         2. Agreement for Sale and Transfer dated April 22, 1998, by and between the Core Sheath Families and Ahmed I. Al-Musbahi.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          June 12, 1998.
                                       --------------------
                                             (Date)

                                       /s/Ibrahim Ahmed Al-Musbahi
                                       -----------------------------------
                                       Ibrahim Ahmed Al-Musbahi

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          June 12, 1998.
                                       --------------------
                                             (Date)

                                       /s/Ahmed Al-Musbahi
                                       -----------------------------------
                                       Ahmed Al-Musbahi

                                    EXHIBIT 1

                        AGREEMENT OF REPORTING PERSONS

         The undersigned agree that this Amendment No. 1 to Schedule 13D dated June 12, 1998, is being filed with the Securities and Exchange Commission on behalf of each of Ibrahim Ahmed Al-Musbahi and Ahmed Ibrahim Al-Musbahi.



                                              /s/ Ibrahim Ahmed Al-Musbahi
                                        ----------------------------------------
                                                Ibrahim Ahmed Al-Musbahi


                                              /s/ Ahmed Ibrahim Al-Musbahi
                                        ----------------------------------------
                                                Ahmed Ibrahim Al-Musbahi

Dated: June 12, 1998

                                   EXHIBIT 2

This AGREEMENT for sale and transfer of share is signed by and between;

AHMED I. AL-MUSBAHI with service address at Al Musbah Trading Centre, Jedah, Saudi Arabia;

and

CORE SHETH FAMILIES ("CSF") represented by Kirit Sunderlal Sheth with service address at 6th Floor Standard Chartered Building, Dubai, UAE;

WHEREAS the CSF own a majority interest in Tristar Corporation, San Antonio, Texas, USA (NASDAQ: TSAR) ("Tristar");

AND WHEREAS the CSF and Mr. Ahmed Al-Musbahi have long standing business relations as supplier and customer;

AND WHEREAS the stock owned by the CSF is unregistered stock;

Therefore the parties have recorded the following understanding:

a. CSF will sell and transfer to Mr. Ahmed Al-Musbahi 700,000 (Seven Hundred Thousand) shares of common stock of Tristar represented by the following share certificates:


                                                           CERTIFICATE
         HELD IN THE NAME OF:               SHARES            NUMBER
         -------------------                ------            ------
         Transvit Manufacturing Corp.       500,000           0552
         Starion International (BVI)         50,000           0188
         Starion International (BVI)         50,000           0189
         Starion International (BVI)         10,000           0190
         Starion International (BVI)         10,000           0191
         Starion International (BVI)         10,000           0192
         Starion International (BVI)         10,000           0193
         Starion International (BVI)         10,000           0194
         Starion International (BVI)         10,000           0195
         Starion International (BVI)         10,000           0196
         Starion International (BVI)         10,000           0197
         Starion International (BVI)         10,000           0198
         Starion International (BVI)         10,000           0199
         TOTAL ***                          700,000           ***

b. The shares will be transferred to either Mr. Ahmed Al-Musbahi or to his order.

c. As full and final consideration for the sale and transfer, Mr. Ahmed Al-Musbhai will pay to the CSF US$6.25 per share amounting to US$4,375,000/- (Four million three hundred and seventy five thousand only). The consideration will be net of all charges including transfer and legal charges. The consideration will be paid as under:

         o US$3,500,000/- (Three million five hundred thousand) on or before 30th April 1998.
         o        US$400,000/- (Four Hundred Thousand) on or before 31st August
                  1998.
         o US$475,000/- (Four hundred seventy five thousand) on or before 31st December 1998.

This agreement is made at Dubai on the 22nd day of April 1998.

/s/ Ahmed I. Al-Musbahi                     /s/ Kirit S. Sheth
-----------------------                     -------------------
AHMED I. AL-MUSBAHI                         CORE SHETH FAMILIES
                                            (By Kirit S. Sheth)